

Mail Stop 4628

March 30, 2018

Via E-mail
Kathy N. Waller
Principal Financial Officer
The Coca-Cola Company
One Coca-Cola Plaza
Atlanta, GA 30313

> **Re:** **The Coca-Cola Company**
> **10-K for Fiscal Year Ended December 31, 2017**
> **Filed February 23, 2018**
> **File No. 1-02217**

Dear Ms. Waller:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1. In a letter to the staff dated June 3, 2015, you discussed your contacts with Sudan and Syria. More recently, you state on page 16 of your 10-K that changes in "U.S. trade sanctions against countries designated by the U.S. government as state sponsors of terrorism…could make it impossible for us to continue to make sales to bottlers in such countries." As you know, Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and/or export controls.

    Please describe to us the nature and extent of your past, current, and anticipated contacts with Sudan and Syria since your 2015 letter, whether through subsidiaries, distributors partners, resellers, customers, joint ventures or other direct or indirect arrangements. Please also discuss the materiality of those contacts, in quantitative terms and in terms of qualitative factors that a reasonable investor would deem important in making an investment decision. Tell us the approximate dollar amounts of revenues, assets and liabilities associated with those countries for the last three fiscal years and the subsequent interim period. Address for us the potential impact of the investor sentiment evidenced by divestment and similar initiatives that have been directed toward companies that have operations associated with U.S.-designated state sponsors of terrorism.

Finally, provide us with the same information regarding any past, current and anticipated contacts with North Korea, a country also designated by the State Department as a state sponsor of terrorism.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Daniel Leslie, Staff Attorney, at (202) 551-3876 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: John Reynolds
        Assistant Director
        Division of Corporation Finance

        Mark Randazza
        Principal Accounting Officer
        The Coca-Cola Company